SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 30 November 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                Bank of Ireland



The Governor & Company of the Bank of Ireland filed its Interim Statement for the 6 months to 30 September 2007 with the SEC on Form 6-K on 23 November 2007.



Its 20-F for the year to end March 2007 was filed on 24 July 2007.



Copies of each are available on its website and hard copies will be provided, free of charge, on request to www.bankofireland.com/investor or to the Group Secretary's Office, Head Office, Lower Baggot Street, Dublin 2.









Enquiries:

John Clifford, Group Secretary             00353 1 - 604 3400



This announcement has been issued through the Companies Announcement Service of
                           The Irish Stock Exchange.









                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 30 November, 2007